Head of Group Financial Reporting Lloyds TSB Group plc 25 Gresham Street London EC2V 7HN Telephone: +44 20 7356 1516 Facsimile: +44 20 7356 1014

By Fax (+1 202 772 9210), mail and Edgar

Mr J Nolan
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0408
United States of America
10 September 2008

Dear Mr Nolan

Re:	Lloyds TSB Group plc Form 20-F filed 5 June 2008 File number: 001-15246

I am writing further to our conversation with Mr Adames earlier today regarding the letter from the Division of Corporation Finance dated 5 September 2008, which set out certain comments on the above filing of Lloyds TSB Group plc (the “Company”).

As I explained to Mr Adames, the Company is currently drafting its response, but would appreciate an extension beyond the original 10 business day reply period to allow it to prepare an extensive response to the SEC’s comments; the Company anticipates submitting its response by 26 September 2008.

Mr Adames agreed to this extension and asked me to send this letter to you as confirmation; he also explained that in the absence of a response from your office, the extension could be taken to be approved.

I trust that this is sufficient for the purposes of agreeing the above extension, but should you need any further information please do not hesitate to contact me.

Yours sincerely,

/s/ David Joyce
David Joyce
Head of Group Financial Reporting
Lloyds TSB Group plc

Lloyds TSB Group plc is registered in Scotland no 95000 Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH